Exhibit 99.1   Press Release Dated November 6, 2003

Contact:

David G. Mazzella
President & CEO
585-381-6000
dmazzella@veramark.com

FOR IMMEDIATE RELEASE

Veramark Q-3 Revenues Up, Profits Up, Cash Up

Pittsford, New York – November 6, 2003. Veramark Technologies, Inc. (OTCBB: VERA), today announced financial results for the third quarter ended September 30, 2003. Veramark reported sales of $2,917,179; an increase of 9% from sales of $2,672,629 reported for the quarter ended September 30, 2002. For the nine months ended September 30, 2003, sales of $8,619,714 increased 3% from sales of $8,379,574 achieved for the first nine months of 2002.

Net income for the quarter ended September 30, 2003 was $109,528, or $0.01 per diluted share, versus a net loss of $627,806, or $0.07 per diluted share for the same quarter in 2002. For the nine months ended September 30, 2003, the Company reported a net loss of $171,001 or $0.02 per share, versus a net loss of $1,595,028, or $0.19 per share, for the nine months ended September 30, 2002.

Veramark generated a positive cash flow of $351,432 during the quarter, increasing total cash and investments to $1,741,926 at September 30, 2003, from $1,390,494 at June 30, 2003.

David G. Mazzella, Veramark's President and CEO, commenting on the results stated, "Better, but not good enough. We have to work harder to achieve growth on the top line and we have to continue to closely manage operating expenses. I am pleased with the 30% increase in sales of our core call

-moreaccounting products over the third quarter of 2002. With each passing quarter, our totally web-based eCAS™ software product continues to sell in increasing numbers. Additionally, our focus in the area of outsourced solutions has yielded growth of 19% for the quarter versus the prior year. However, large enterprise sales continue to reflect the marketplace constraints on capital expenditures."

Mr. Mazzella continued, "While we are optimistic that general economic conditions will slowly improve, as many in our industry are currently predicting, we will remain cautious until we can identify a clearly sustainable trend. We continue development of our totally web-based enterprise software platform, VeraSMART™, which eventually will replace our current Quantum Series™ software product offering in the large enterprise marketplace. The initial release of VeraSMART, which expanded our current call management capabilities, was released in the second quarter of this year. We believe that the continued success of eCAS in the small to mid-sized market, combined with our focus on outsourced solutions, and the investments we are making in adding features and functionality to the VeraSMART large enterprise product suite, will position us well to take full advantage of any upturn in economic activity."

(See Accompanying Table)

VERAMARK TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS DATA
(Unaudited)

| | Third Quarter Ended September 30, | |
	2003	2002
Net Sales	$2,917,179	$2,672,629
Income (Loss) Before Taxes	$ 109,528	$ (627,806)
Income Taxes	$ —	$ —
Net Income (Loss)	$ 109,528	$ (627,806)
Net Income (Loss) Per Diluted Share	$ .01	$ (.07)
Diluted Weighted Average Number of Shares Outstanding	9,394,658	8,360,825

| | Nine Months Ended September 30, | |
	2003	2002
Net Sales	$8,619,714	$ 8,379,574
Loss Before Taxes	$ (171,001)	$(1,595,028)
Income Taxes	$ —	$ —
Net Loss	$ (171,001)	$(1,595,028)
Net Loss Per Diluted Share	$ (.02)	$ (.19)
Diluted Weighted Average Number of Shares Outstanding	8,415,394	8,337,156

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This report may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. A variety of factors could cause actual results to differ from the anticipated results expressed in such forward-looking statements. These may include but are not necessarily limited to changes in general economic conditions in the United States and overseas, technological changes in the telecommunications or computer industries, the impact of competition or changes in the marketing strategies of major distributors.